Terrance James Reilly Of Counsel Admitted in Pennsylvania and New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109 Tel: 215-772-1500	Direct Dial: 215-772-7318 Fax: 215-772-7620 Email: treilly@mmwr.com

September 15, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Alternatives Fund – Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-197877)

Ladies and Gentlemen:

On August 5, 2014, New Alternatives Fund (the “Trust”) filed with the U. S. Securities and Exchange Commission (the “Commission”), a registration statement on Form N-14 (the “Form N-14”). The Form N-14 was filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”) This Form N-14 was filed in connection with a proposed shell reorganization between the Trust and New Alternatives Fund, Inc. (the “Fund”), a New York corporation (the “Reorganization).

Pursuant to the terms of the Reorganization, and subject to shareholder approval from the shareholders of the Fund, the Fund is going to transfer all of its assets and liabilities to the Trust in exchange for Class A Shares of the Trust. The Reorganization is being entered into to re-domicile the Fund from a New York corporation to a Delaware statutory trust.

On Tuesday, September 2, 2014, I received verbal comments on the financial information contained in the Form N-14 in a telephone call from Christina DiAngelo Fettig, Senior Staff Accountant, U. S. Securities and Exchange Commission, Division of Investment Management, Disclosure Review Office. Ms. Fettig’s comments are in italics below under the section entitled “Financial Comments,” with the Trust’s proposed response below each comment.

On Friday, September 5, 2014, I received verbal comments on the Form N-14 in a telephone call from Karen L. Rossotto, U. S. Securities and Exchange Commission, Division of Investment Management, Disclosure Review Office. Ms. Rossotto’s comments are in italics

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

September 15, 2014

below under the section entitled “Legal Comments,” with the Trust’s proposed response below each comment.

Attached as exhibits are certain changed pages from the N-14 (marked to reflect changes) or supplemental materials that were requested.

Financial Comments.

1.        The Commission requested that the Trust file a Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (“PEA No. 1”). PEA No. 1 would be for the express purpose of delaying the automatic effectiveness of the Form N-14. The Commission was making this request because the financial information contained in the Form N-14 (the annual financial information dated December 31, 2013) has become stale (i.e., the financial information is greater than 245 days’ old).

PEA No. 1 was filed with the Commission on Thursday, September 4, 2014.

2.        The Commission requested that the Trust respond to its comments on the N-14 in the form of a second pre-effective amendment to the Trust’s Registration Statement on Form N-14 (“PEA No. 2”). In addition to responding to the Commission’s comments, PEA No. 2 should incorporate by reference the Fund’s semi-annual financial statements and include a new consent from its independent registered public accountants, BBD, LLP.

PEA No. 2 will be filed with the Commission on Monday, September 15, 2014. In addition, under separate cover, the Trust will be filing an acceleration request pursuant to Rule 461 under the 1933 Act.

3.        The Commission requested that any comments be conformed throughout the rest of PEA No. 2, as applicable.

The Trust will conform the responses to the Commission’s comments throughout PEA No. 2, as applicable.

4.        On page v of the Q&A, the Commission questioned the statement in paragraph 5 that reads:

“After the Reorganization, if total average daily net assets in the Trust increase to over $500 million, the Trust’s investment advisory fee as a percentage of average daily net assets could be lower than under the Fund’s current investment advisory agreement.”

The Commission asked that the Trust provide supplementally the calculations supporting this statement.

This statement is incorrect and will be deleted from the Q&A.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

September 15, 2014

After checking the calculations, the Trust determined that it was at net assets over $1 billion that the proposed new investment advisory fee breakpoint schedule would result in investment advisory fees lower than the Fund’s current investment advisory fee breakpoint schedule.

A copy of the fee calculation is attached hereto as Exhibit A.

5.        On page vi of the Q&A, the Commission requested that the Trust add a sentence to the Q&A under “Who will pay the expenses of the Reorganization,” to provide an estimate of the total costs of the Reorganization both as a dollar figure and as a basis point figure.

The change you requested has been made. A sentence was added that reads:

“Such reorganization expenses are expected to be approximately $120,000, which, based upon the Fund’s average annual net assets for its fiscal year ended December 31, 2013 is 2.5 basis points or 0.0253%.”

6.        On the Fee Table on page 8 of the Form N-14, the Commission requested that the Trust add a footnote stating that the Total Fund Operating Expenses contained in the Fee Table do not include the costs of the Reorganization. Again, they requested that the Trust express the costs of the Reorganization both as a dollar figure and as a basis point number.

The change you requested has been made. A footnote was added that reads:

“2.

“Total Annual Fund Operating Expenses” does not include the costs of the Reorganization, which are being borne by the Fund and the Trust. Such reorganization expenses are expected to be approximately $120,000, which, based upon the Fund’s average annual net assets for its fiscal year ended December 31, 2013 is 2.5 basis points (0.0253%).”

A revised Fee Table is attached hereto as Exhibit B.

7.        On page 13, the second full paragraph should be expanded to express the costs of the Reorganization both as a dollar figure and as a basis point number.

The change you requested has been made. The second full paragraph was expanded and now reads:

“The expenses of the Fund and the Trust incurred in connection with the Reorganization will be borne by the shareholders of the Fund and the Trust. Such expenses are legal, tax, proxy solicitation, printing and mailing costs. Such reorganization expenses are expected to be approximately $120,000, which, based upon the Fund’s average annual net assets for its fiscal year ended December 31, 2013 is 2.5 basis points (0.0253%).”

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

September 15, 2014

8.        On page 16, under “Capitalization,” the Commission asked that the Trust provide a capitalization table and that the table address the impact of the costs of the Reorganization on the Trust’s capitalization, including on a per share basis.

The change you requested has been made. A capitalization table has been added that reads:

“Capitalization. The following table sets forth the unaudited capitalization of the Fund and the Class A Shares of the Trust as of August 29, 2014, and the pro-forma combined capitalization of the Class A Shares of the Trust as if the Reorganization had occurred on that date.

	Fund	Pro Forma Adjustments [1]	Class A Shares of the Trust (Pro Form Combined)

Total Net Assets	$204,715,015.99	$(120,000)	$204,595,015.99

Shares Outstanding	3,708,640.090	–	3,708,640.090

Net Asset Value Per Share	$55.20	$(0.03)	$55.17

1.	Expenses for the Reorganization are being borne by the Fund and the Trust. Such reorganization expenses are expected to be approximately $120,000 or $0.03 per share.”

9.        On page 39, under “Financial Statements,” the Commission asked that the Trust incorporate by reference the Fund’s semi-annual financial statements into the Form N-14 and that the Trust provide the June 30, 2014 Financial Highlights table in the Prospectus/Proxy Statement. In addition, the Commission requested that the Fund’s independent registered public accountants provide a new consent.

The change you requested has been made. The semi-annual financial highlights were added in a new section entitled, “Financial Highlights.” A copy is attached as Exhibit C.

In addition, the section entitled “Financial Statements” was amended to incorporate by reference the semi-annual financial statements dated June 30, 2014. Conforming changes were made to the Prospectus/Proxy Statement in sections such as the cover page and in the SAI.

A new consent from BBD, LLP will be obtained and filed with PEA No. 2.

Legal Comments.

1.        On page 2 of the Chairperson’s Letter, the Commission questioned the bullet point that reads: “The cost basis of shareholders’ shares will be identical immediately before and after the Reorganization.”

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

September 15, 2014

The bullet point statement has been removed.

By “cost basis,” the Trust was using the term to mean the reported cost basis of the shares purchased or redeemed by shareholders and not the expense structure of the shares. Since the disclosure isn’t required and was confusing, the Trust deleted the statement.

2.        The Commission asked the Trust to confirm supplementally that only the Trust’s new share class (i.e., Investor Shares) will have the Rule 12b-1 fee.

Only the Trust’s new share class, Investor Shares, will be subject to a Rule 12b-1 plan. Investor Shares do not yet exist and are in registration with the Commission, Investor Shares will only be offered and sold if the Reorganization occurs. Existing Fund shareholders who are being converted into Class A Shares of the Trust will not be subject to any shareholder services fees or Rule 12b-1 plan.

3.        The Commission asked the Trust to add disclosure informing shareholders how the change in the fundamental investment restrictions will be approved.

The change you requested has been made. The language was inserted into the Q&A which reads:

Q:	Are shareholders being asked to vote on the proposed changes to the fundamental investment restrictions and the investment advisory fee?

A:	No. Shareholders are only being asked to vote upon the Reorganization Agreement.

A vote to approve the Reorganization Agreement will authorize the Advisor, as the Trust’s sole initial shareholder, to sign a consent approving certain organizational matters with respect to the Trust, including approval of the fundamental investment restrictions as described in the Prospectus/Proxy Statement under the heading “COMPARISON OF FUNDAMENTAL INVESTMENT RESTRICTIONS,” and to enter into an investment advisory agreement with the new investment advisory fee breakpoint schedule as described in the Prospectus/Proxy Statement under the headings “SYNOPSIS – Comparison of the Fees and Expenses of the Fund and the Trust,” “INFORMATION RELATING TO THE PROPOSED REORGANIZATION – Board Consideration” and “ADDITIONAL INFORMATION ABOUT THE ADVISOR.”

4.        The Commission asked the Trust to review any existing disclosure about the change in the investment advisory fee breakpoint schedule so that it is clear to investors that the advisory fee will go up.

The Trust has reviewed its disclosure about the investment advisory agreement and each section explicitly states that the change in the investment advisory fee breakpoint schedule will have the effect of raising the investment advisory fee.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

September 15, 2014

5.        In the first full paragraph on page 6, the Commission asked the Trust to review the sentence which reads: “Currently such annual meeting costs have been approximately $30,000 to $35,000 per year,” and change the grammar.

The change you requested has been made. The sentence now reads:

“The costs of such annual meeting have been approximately $30,000 to $35,000 per year.”

I believe that this resolves all of the comments that were raised in my conversations with the Commission. A copy of this correspondence is being filed via EDGAR transmission. Questions concerning this filing may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/ TERRANCE JAMES REILLY
Terrance James Reilly

cc:	David J. Schoenwald

Bonnie M. Scott

Christine DiAngelo Fettig (SEC)

Karen L. Rossotto (SEC)

Enclosures

EXHIBIT A

New Alternatives Fund

N-14

SEC Questions

1) When do the fees based on the new schedule become lower than the fees based on the old schedule?

Asset Levels	$200MM	$400MM	$500MM	$700MM	$900MM	$950MM	$1,000MM

Old Schedule

100bp on 1st $10MM	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
75bp on next $20MM	150,000	150,000	150,000	150,000	150,000	150,000	150,000
50bp on next $70MM	350,000	350,000	350,000	350,000	350,000	350,000	350,000
45bp over $100MM	450,000	1,350,000	1,800,000	2,700,000	3,600,000	3,825,000	4,050,000

Total Fees	$ 1,050,000	$ 1,950,000	$ 2,400,000	$ 3,300,000	$ 4,200,000	$ 4,425,000	$ 4,650,000

New Schedule

100bp on 1st $25MM	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000
50bp on next $475MM	875,000	1,875,000	2,375,000	2,375,000	2,375,000	2,375,000	2,375,000
40bp over $500MM	-	-	-	800,000	1,600,000	1,800,000	2,000,000

Total Fees	$ 1,125,000	$ 2,125,000	$ 2,625,000	$ 3,425,000	$ 4,225,000	$ 4,425,000	$ 4,625,000

Variance	$ (75,000)	$ (175,000)	$ (225,000)	$ (125,000)	$ (25,000)	$ -	$ 25,000
Which is Greater (New/Old)	New	New	New	New	New	Break-Even	Old

EXHIBIT B

Shareholder Fees (fees paid directly from your investment)	Fund	Trust (Pro Forma)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	4.75%

Maximum Deferred Sales Charge (Load)	None	None

Redemption Fee (as a percentage of amount redeemed)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Fund	Trust (Pro Forma)

Management Fees	0.54%	0.58%

Distribution and/or Service (12b-1) Fees	None	None

Other Expenses:	0.58%	0.58%

Acquired Fund Fees and Expenses	None	0.00% [1]

Total Annual Fund Operating Expenses	1.12% [2]	1.16% [2]

1.

“Acquired Fund Fees and Expenses” are expected to be less than 0.01%. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. Acquired Fund Fees and Expenses represent the pro rata expense indirectly incurred by the Trust as a result of investing in other mutual funds that have their own expenses.

2.      “Total Annual Fund Operating Expenses” does not include the costs of the Reorganization, which are being borne by the Fund and the Trust. Such reorganization expenses are expected to be approximately $120,000, which, based upon the Fund’s average annual net assets for its fiscal year ended December 31, 2013 is 2.5 basis points (0.0253%).

EXHIBIT C

FINANCIAL HIGHLIGHTS

The financial highlights table below is intended to help you understand the Fund’s financial performance and other financial information for the semi-annual period ended June 30, 2014. Certain information reflects financial results for a single Fund share. The total return shows how much your investment in the Fund would have increased (or decreased) during such period assuming that you reinvested all dividends and distributions, but not reflecting the front-end sales charge. The financial highlights are derived from the Fund’s un-audited financial statements for the semi-annual fiscal period ended June 30, 2014. The financial highlights should be read in conjunction with the Fund’s un-audited financial statements and related notes for the semi-annual fiscal period ended June 30, 2014 which are incorporated by reference into this Prospectus/Proxy Statement. The audited financial highlights for the Fund’s most recent five fiscal years ended December 31, 2013 are contained in the Fund’s Prospectus dated April 30, 2014 and in the Fund’s Annual Report to Shareholders, each of which is incorporated by reference into this Prospectus/Proxy Statement.

Six Months Ended June 30, 2014 (unaudited)
Net asset value at beginning of period	$ 46.93

Investment Operations

Net investment income	0.43

Net realized and unrealized gain/(loss) on investments and foreign currency related transactions	8.68

Payments by affiliates	---

Total from investment operations	9.11

Distributions

From net investment income	---

Total distributions	---

Net asset value at end of period	$ 56.04

Total return (sales load not reflected)	19.41%

Net assets, end of the period (in thousands)	$206,038

Ratio of expenses to average net assets	0.98%*

Ratio of net investment income to average net assets	1.68%*

Portfolio turnover	39.62%

Number of shares outstanding at end of the period	3,676,605

*        Annualized.

FINANCIAL STATEMENTS

The unaudited financial statements and related notes for the Fund for the semi-annual fiscal period ended June 30, 2014, are contained in the Fund’s Semi-Annual Report to Shareholders, and are incorporated by reference into this Prospectus/Proxy Statement.

The audited financial highlights for the Fund’s most recent five fiscal years ended December 31, 2013 are contained in the Fund’s Prospectus dated April 30, 2014 and are incorporated by reference into this Prospectus/Proxy Statement. The audited highlights, financial statements and related notes for the Fund for the fiscal year ended December 31, 2013, are contained in the Fund’s Annual Report to Shareholders and are incorporated by reference into this Prospectus/Proxy Statement.

The Trust did not conduct investment operations during this period.

The audited financial statements of the Fund for the fiscal year ended December 31, 2013, contained in the Fund’s Annual Report and incorporated by reference in this Prospectus/Proxy Statement have been incorporated herein in reliance on the report of BBD, LLP, independent registered public accountants, given upon the authority of such firm as experts in accounting and auditing.